Filed by Dana Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dana Incorporated

Commission File No.: 001-01063

Date: October 28, 2026

The following is a transcript of Dana Incorporated’s (“Dana”) third quarter 2026 financial results conference call held on October 28, 2026, which contains information regarding the proposed business combination between Dana and Mobility (USA) Corporation, a wholly owned subsidiary of Eaton Corporation plc.

Operator^ Good morning. And welcome to Dana Incorporated’s Third Quarter 2026 Fiscal Webcast and Conference Call. (Operator Instructions)

Please be advised that our meeting today, both the speakers’ remarks and Q&A session will be recorded for replay purposes.

For those participants who would like to access the call from the webcast, please reference the URL on our website and sign in as a guest.

At this time I would like to begin the presentation by turning the call over to Dana’s Senior Director of Investor Relations and Corporate Communications, Craig Barber.

Please go ahead, Mr. Barber.

Craig Barber^ Thank you, Fern. Good morning. And welcome to Dana Inc.’s earnings call for the third quarter of 2026.

Today’s presentation includes forward-looking statements about our expectations for Dana’s future performance. Actual results could differ from what we discuss today.

For more details about the factors that may affect future results, please refer to our disclaimer and safe harbor statements which can be found in our public filings and reports with the SEC.

You will find this morning’s press release and presentation posted on our investor website.

As stated, today’s call is being recorded, and the supporting materials are the property of Dana Incorporated.

It may not be recorded, copied or rebroadcast without our written consent.

With us this morning are Dana’s Chief Executive Officer, Byron Foster; and Timothy Kraus, Executive Vice President and Chief Financial Officer.

Byron, I’ll now turn the call over to you.

Byron Foster^ Okay. Thanks, Greg. Good morning everybody, and thanks for joining the call.

I’m excited to share progress on our third quarter results.

If you look at the business, continues to perform well illustrated by solid third quarter results, really driven by continued focus on productivity gains, supply chain efficiencies and commercial discipline.

Sales in the quarter came in just over $2 billion which is an increase over Q3 of 2025 of $121 million.

Our EBITDA was $218 million which is up $56 million versus the same period last year. And our margin is at 10.7% which is a 220 basis point improvement over the same period last year.

So really proud of the team for delivering solid results here in Q3.

Our cost savings program is on track to deliver $325 million here at the end of Q4.

You’ll remember when we launched the program in November of ‘24, our target was $200 million.

We’re going to come in at $325 million here by the end of the quarter.

So far year-to-date, the team has delivered $60 million against that target which brings us to $320 million program to date.

So pretty much complete with that program with $5 million left to deliver here at the end of the quarter.

I think this is also a great demonstration of the cost discipline and efficiency focus that the company continues to maintain.

And it’s really what gives us the strong confidence that we’ll be able to deliver the synergy targets that we’ve put out there relative to the Eaton merger which I’ll come to here in the following slides. Regarding share repurchases, we’ve increased our repurchases for 2026 to a target of $469 million.

In the quarter, we bought back 6.6 million shares or $200 million worth of capital that we’ve returned to shareholders. Year-to-date, that brings us to $369 million with $100 million left to complete here in the calendar year. Program to date, we are just over $1 billion at $1.2 billion of our $2 billion authorization which we plan to complete in the first half of 2029.

Regarding share repurchases post closing of the Eaton transaction, I know that will be a question for the folks on the call.

We have yet to have a final decision on the post-close direction of buybacks.

So we’ll continue to keep you informed as that situation evolves. And then finally, the Eton Mobility transaction is on track and pre-closing share repurchases, as I mentioned earlier, have been increased.

So if we go to Page 5, turning to the Eaton Mobility transaction.

Look, we continue to view this as a highly strategic combination of Dana and Eaton.

As we’ve shared, the companies have very complementary product portfolios, customers and manufacturing footprints. And we really see this combination as a great opportunity to accelerate our Dana 2030 plans that we’ve shared with you.

As previously shared, the combination is structured as a split-off and Reverse Morris Trust transaction.

It’s intended to be tax-free for both the Dana and Eaton shareholders.

And given the split-off structure of the transaction, we expect an orderly distribution of shares to both — to Eaton shareholders that are interested in new Dana.

Our target for synergies is $250 million of run rate within 24 months post close. The teams are working hard on the details around those plans.

But as we’ve shared in previous calls, we feel really confident in the $250 million. And with each day of integration work that we’re doing, our confidence only increases that we’ll be able to deliver that type of value through the combination of these companies.

In addition to the cost synergies, I have a slide to share a little bit of our thinking relative to sales synergies, but we are confident that the combination of these companies and the strong product fit and combined sales force is also going to deliver significant top line synergies for the combined companies.

Through the transaction, we’ll maintain an attractive net leverage of 1.6x which is inclusive of the additional $100 million in share buybacks. The transaction is on track to close around the end of the first quarter of 2027. And all of our regulatory approvals have been achieved with only one outstanding which we expect also to get closed here shortly.

If we go to the next page, just to give you a visual of the timeline.

As I mentioned, here in Q3, we’re pretty much through the regulatory approvals with only one remaining.

Our focus throughout this timeline is obviously on continuing to execute the business which the team again has demonstrated with a solid Q3 result. December seven is when we expect our special shareholder meeting to take place. And then mid-February, we’ll obviously be back in front of you with our Q4 and total fiscal year results for 2026. And we’re targeting the transaction to close around the end of Q1 2027.

So very much still on track to deliver the combined companies here.

If you go to the next page, again I want to keep this framework in front of you in terms of how we’re thinking about the value creation opportunity of Dana and Eaton coming together.

So if you think about our Dana 2030 plan that we’ve shared with you in the five pillars, three of those around growth, two around efficiency and margin expansion.

If we look at each of these pillars, we continue to see opportunities of the combined companies to accelerate the goals that we have in place, be it on traditional product growth through the expansion of the product line that Eaton brings to bear.

Our aftermarket growth, I think we’ve shared with you that the combined Dana and Eaton will basically double our presence in the aftermarket, and we see ways to continue to grow that by leveraging the expanded product line as well as the expanded sales force in the field to help us drive top line growth.

Or if you look at manufacturing excellence which is another example where we’ve shared with you on the Dana 2030 plan, our activities around automation as one example. And we see great opportunities to take that strategy more broadly across not only the Dana footprint, but the Eaton manufacturing footprint as well. Again our sales target of $14 billion to $15 billion through the combination is where we’re driving.

If you go to the next page, Page 8, just to give you a quick update on Dana 2030, our manufacturing excellence pillar and automation specifically.

As we look into 2027, we have 11 plants that are executing various automation projects.

And between those automation projects, and those could be robots, cobots, AMRs, et cetera, 38 have been deployed, and we see another 56 of those opportunities being deployed within the calendar year, delivering a run rate savings of $20 million.

So if you just think about this activity within the scope of Dana, we very much see that the Eaton manufacturing sites are on the same journey kind of at the same starting point. And so our ability to take the capability we’re building here to deploy automation and the lessons learned and deploy it not only across the broader Dana footprint, but the Eaton footprint is a huge opportunity for us.

So that’s just one example of the synergy opportunity through the combination of Dana and Eaton that we’re actively pursuing.

If you go to Page 9, just to talk a little bit about the growth opportunity and the top line synergies that we see.

So beyond the cost synergies that we’re focused on, we do see significant revenue synergies. And just to give you a bit of a flavor of what we’re seeing from an aftermarket perspective, as an example, we have worked hard to grow our big box retail relationships on the Dana side. And I think we’ve shared several examples of our ability to expand the Spicer branded products into those big box retailers.

Well now with those relationships established, our ability to take a broader product portfolio to those customers and bring the eMobility products to bear is a big opportunity for us. Likewise, if you look in Europe, we have a much larger European aftermarket presence on the Dana side.

And again we see the same opportunity to bring the Eaton Mobility products to those channels and geographies.

If you look on the commercial vehicle and light vehicle side, taking advantage of Eaton’s fleet sales force and leveraging that team to also bring to bear the Dana Driveline product is a big opportunity for us. And then on the light vehicle side, our ability to leverage the global OEM relationships that we have and again bring the Eaton Mobility product offerings to those customers, we see as a big opportunity.

So as we continue to work the cost synergy detailed plan, we’re also building the plans around how best to capture the top line opportunities that we see through this combination. And then lastly, if you go to Page 10, I did want to take an opportunity to give a brief update on the commercial vehicle market, where we are encouraged that we continue to see robust demand in both the Class five through seven and bus markets as well as Class eight.

And in both of those markets, we’re seeing elevated demand and elevated backlogs, really driven by a number of things that we’re seeing in the market, be it continued investment through infrastructure projects or replacement demand supporting growth on the Class eight side.

So we’re obviously reacting to this demand and capturing these opportunities, and we’re really encouraged that through meeting this increased demand that we’re also have the opportunity for sustainable market share gains as a result.

So with that, I’ll turn it over to Tim to take us deeper into the financial results.

Timothy Kraus^ Thanks, Byron. And good morning. Turning to Slide 12.

We delivered strong third quarter results with sales increasing $121 million to approximately $2 billion. The increase was driven by stronger commercial vehicle demand, backlog conversion and commercial and cost recovery actions. Adjusted EBITDA increased $56 million to $218 million, and adjusted EBITDA margin expanded 220 basis points to 10.7%.

The improvement reflects strong operational execution including favorable mix, material cost savings, commercial and cost recovery actions and the continued benefit of our structural cost initiatives. EBITDA increased $39 million to $92 million. Net interest expense declined $28 million to $16 million, reflecting the debt reduction actions completed following the sale of our Off-Highway business.

Income tax expense was $64 million and included a $29 million charge related to the settlement of a foreign income tax audit, partially offset by a $12 million benefit associated with post Off-Highway sale restructuring actions. The loss from continuing operations was $10 million, primarily reflecting the higher tax expense and a $24 million loss on the redemption of our 2031 euro notes.

Adjusted net income increased to $44 million from a loss of $5 million in the prior year period, and diluted adjusted EPS increased to $0.41 compared with a loss of $0.04 last year.

Overall, the quarter reflects continued progress in strengthening the earnings profile of the business through higher sales, improved operating performance and a more efficient capital structure.

Please turn to Slide 13 for the third quarter change in sales and adjusted EBITDA.

Starting with sales. Third quarter 2026 sales were $2.038 billion, up $121 million from $1.917 billion in the prior year period.

Volume mix contributed $87 million, reflecting strong commercial vehicle demand, favorable mix and continued backlog conversion. Performance was neutral to sales, while tariff recoveries contributed $12 million.

Foreign translation added $5 million in sales, driven largely by the Brazilian real and South African rand, partially offset by the Indian rupee. Commodity recoveries contributed an additional $17 million to our top line sales number. Turning to adjusted EBITDA.

Volume and mix contributed $24 million of incremental profit, reflecting strong conversion on organic growth and commercial vehicle mix. Performance added $29 million, driven by operational efficiencies, commercial initiatives and cost recovery actions and the annualization of our cost recovery — cost savings actions contributed another $6 million.

Tariffs were a modest $3 million headwind due to the timing of recoveries. Currency and commodities were neutral to adjusted EBITDA in the quarter. Bringing those items together, adjusted EBITDA increased $56 million to $218 million, representing a 10.7% margin and an improvement of 220 basis points compared with the third quarter of 2025.

Overall, the quarter demonstrates strong profit conversion on higher sales with operating performance and commercial actions and cost savings driving meaningful margin expansion. Next, I will turn to Slide 14 to look at adjusted free cash flow for the third quarter.

We generated $66 million in the third quarter compared with $101 million in the prior year period.

As a reminder, the 2025 comparison includes cash generated by both continuing and discontinued operations to align with the Off-Highway sales transaction structure. The prior year period included $113 million of adjusted EBITDA from discontinued operations.

Adjusted EBITDA from continuing operations increased $56 million to $218 million, reflecting the strong operational performance discussed on the prior slides.

Onetime costs improved $12 million as we completed most of our cost reduction programs. Net interest improved by $18 million, reflecting the timing of interest and lower average borrowing following the debt reduction actions completed after the Off-Highway sale. Taxes improved by $23 million, primarily due to the loss of the Off-Highway profit contribution as well as the timing of payment and jurisdictional mix.

These benefits were more than offset by the absence of the prior year earnings from discontinued operations, a $20 million year-over-year use in cash from working capital and $11 million of higher capital spending.

Working capital was impacted by the timing of inventory reductions and customer recovery actions, while higher capital spending supported new programs and automation investments that Byron mentioned earlier.

Overall, the third quarter demonstrates the improved earnings and lower cash interest burden of the continuing business, while the year-over-year comparison reflects the absence of the divested Off-Highway operations.

Now please turn to Slide 15 for our fully updated full year guidance.

We are increasing our full year sales outlook while maintaining our earnings and adjusted cash flow expectation.

We now expect sales of approximately $7.8 billion at the midpoint of the range, plus or minus $50 million.

This represents a $50 million increase at the midpoint and reflects stronger commercial vehicle demand and higher commodity recoveries.

We are maintaining the midpoint of our adjusted EBITDA outlook at approximately $825 million and maintaining the range to plus or minus $25 million due to some uncertainty on the cost inflation and timing of customer recoveries.

At the midpoint, this represents an adjusted EBITDA margin of approximately 10.6%.

We continue to expect diluted adjusted earnings per share of approximately $2, plus or minus $0.25.

Our adjusted free cash flow outlook remains approximately $325 million at the midpoint, plus or minus $50 million.

We continue to expect the benefits of our Off-Highway divestiture including lower interest and taxes to substantially offset the loss of earnings from Off-Highway.

Overall, the updated outlook reflects stronger sales, continued operating execution and confidence in our ability to deliver our earnings and cash flow commitments for the full year.

Please turn with me now to Slide 16 for the drivers of the full year change in sales and adjusted EBITDA.

As I mentioned, we are now expecting approximately $7.8 billion in sales and $825 million of adjusted EBITDA at the midpoint of our 2026 ranges. Beginning with sales, we expect approximately $300 million of year-over-year growth from the $7.5 billion reported in 2025.

Volume and mix are expected to contribute $75 million driven by backlog conversion, commercial vehicle and aftermarket growth as well as favorable mix. Performance is expected to contribute approximately $15 million to sales. Tariff recoveries are expected to add approximately $65 million, while foreign currency translation and commodities are expected to contribute approximately $95 million and $50 million, respectively. Turning to our adjusted EBITDA.

Starting from $610 million in 2025, volume and mix are expected to contribute approximately $60 million, reflecting higher-margin backlog conversion and aftermarket growth.

Performance is expected to contribute approximately $95 million, driven by operating efficiencies, commercial actions and execution of our cost reduction initiatives. Cost savings are expected to contribute approximately $65 million as the remaining actions are fully realized of our $325 million program.

Tariffs are expected to be neutral to adjusted EBITDA as costs are substantially covered within the year. Currency is expected to be approximately a $5 million tailwind and commodities are expected to be approximately $10 million headwind, primarily due to recovery on timing of recoveries.

At the end of this year, we expect adjusted EBITDA of approximately $825 million, representing a margin of approximately $10.6 million — or excuse me, 10.6% and an improvement of roughly 250 basis points when compared with 2025.

Overall, the outlook reflects favorable mix, strong operating execution and the continued benefit of our cost actions.

I will now turn to Slide 17 for our full year adjusted free cash flow outlook.

We continue to expect approximately $325 million of adjusted free cash flow in 2026, broadly consistent with the $331 million generated in 2025.

As a reminder, 2025 adjusted free cash flow included cash generated from both continuing and discontinued operations. Following the sale of the Off-Highway business, our 2026 outlook reflects the earnings and cash flows of only the continuing business.

Adjusted EBITDA from continuing operations is expected to increase approximately $215 million to $825 million.

Onetime costs are expected to improve compared to last year by approximately $40 million as most of our cost reduction programs have been completed. Net interest is expected to improve by approximately $75 million, reflecting the debt reduction actions completed following the Off-Highway divestiture.

Taxes are expected to improve by approximately $60 million and working capital and other items are expected to provide an approximately $50 million in year-over-year benefit. Capital spending is expected to increase approximately $45 million to about $300 million, reflecting the timing of new business launches and the investments supporting operational improvements and automation.

Overall, the outlook demonstrates the stronger earnings and cash flow generation profile of the continuing business, supported by lower onetime costs, interest taxes and improved working capital.

I will now turn the call back over to Byron for his closing remarks.

Byron Foster^ Okay. Thanks, Tim.

So in summary, on Page 18, it’s really about two pillars of where we’re taking the company.

So first is obviously focused on delivering our 2030 plan and making sure that we stay focused on executing for our customers. You can see in the quarter, the team delivered profitable growth and expanded margins.

We continue to execute at a high level operationally and deliver strong free cash flow while strengthening the balance sheet.

Additionally, it’s about bringing together two world-class companies in Dana and Eaton Mobility and creating a real market-leading global powertrain systems provider.

As highlighted today our transaction is on track to close roughly around the end of Q1 2027. and will be structured as a split-off structure and the synergy plan is well on track to deliver the $250 million.

So with that, we’re happy to take questions from those on the call.

QUESTION & ANSWER:

Operator^ (Operator Instructions)

Your first question is from the line of Tom Ito with RBC Capital Markets.

Thomas Ito^ This is Thomas Ito on for Tom. The first one is, so one of your D3 customers has been dealing with elevated inventory days in recent months, and we’ve seen some recent production forecast cuts for this customer by S&P Global.

Is there any downside — potential downside risk to your light vehicle production on some of these key platforms? Or generally, how should we be thinking about that going into 2027?

Timothy Kraus^ Yes. Thanks for the question.

So yes, I mean we do see some softness on a couple of the light vehicle platforms in North America, but we’re also seeing some strength in a number of other ones including Super Duty as they continue to ramp their launch in Oakville and continued strength in Bronco.

So while there’s — some of which is contributing to some of the mix changes.

Byron Foster^ Yes.

I would just add to Tim’s point, as we’ve highlighted in the deck, the commercial vehicle market also remains robust.

So if you kind of look at all that together, we see top line tailwinds.

Thomas Ito^ Very helpful. And then if I can do a quick follow-up on — is there any guidance you can give us as to how we should be thinking about some potential incremental costs post deal close? I know you guys have the synergy implementation costs of less than $250 million, but any additional cost buckets we should be thinking about potential restructuring or integration costs?

Timothy Kraus^ Yes.

I mean we’ve called out that we’ll end up spending — so relative to the transaction itself, we will incur about $250 million worth of costs.

Some of those are currently being incurred and will continue to be incurred through the end of this year and into next. And then cost to obtain the synergies are somewhere in the $200 million range.

Now when you look at our forecast or the view of the combined business.

We have included both of those amounts in our 2027 view. And so we also think that the — from a net perspective next year, we do see that the synergies will contribute about $75 million.

But we do have that $200 million coming in over the 24-month period post closing.

Operator^ The next question is from the line of Rajat Gupta with JPMorgan.

Rajat Gupta^ Just wanted to get a little better granularity on the maintained full year EBITDA guide.

I’m curious how much — are you able to quantify how much was the inflation or just overall commodity freight inflation hurting the third quarter number? And how much have you dialed in for the fourth quarter relative to your original expectation? Any clarification on that would be helpful. And I have a quick follow-up.

Timothy Kraus^ Yes.

I mean commodities aren’t the largest driver.

It’s general other inflation.

So think of energy and freight are probably two of the larger ones.

Now some of that’s also included in some of the commodity indexes that we have.

But generally, what we’re seeing is a significant uptick.

We saw that in the third quarter. Most of our agreements with our customers, while they provide for recovery on actual commodities relative to the index, they don’t have general cost or inflationary recovery mechanisms.

So we’re in working to get recovery which usually involves price increases or at least temporary price increases in order to get those recoveries.

I would say we’re maintaining our view that the midpoint of the range should be at $825.

We obviously have a path to get there, but there’s a lot of work that the team is doing to continue to execute to, one, offset those costs and to be able to get recoveries of some of those costs from the customers.

Sometimes the timing on those recoveries is delayed, much like we have in a commodity business.

But the team is laser-focused on making sure that we’re able to address those cost pressures as they come.

Rajat Gupta^ Understood. That’s helpful. And just to follow up on the ‘27 comments.

I understand the revenue backdrop is still somewhat uncertain.

I mean you clearly have the commercial vehicle recovery that’s intact.

Based on what you’re seeing right now and we understand some of the synergies that you’ve guided to.

But just on the core Dana business, any early read into how we should think about just margin expansion for the core business? Are you able to size that at all based on what you’re seeing or what you’re expecting from a revenue outlook perspective?

Timothy Kraus^ Yes.

So obviously we think the commercial vehicle, if you look at Page 10, you can see kind of our view on at least North America which for us is our largest market from a commercial vehicle perspective in terms of where we see the market. The slide is the same as what we showed in March during our Capital Markets Day.

So there is a marked improvement in our view of what both the Class five to seven as well as the North American Class eight production volume looks like over the next 2, three years. And so some of that will be obviously in ‘27 and contribute to sales growth.

Look, we still have a target that the combined company will be able to get to 15% margins by 2030. And next year’s growth is part of that.

Byron Foster^ Yes.

I think — I mean if you think about the levers in our Dana 2030 plan, be it aftermarket expansion, manufacturing efficiency.

So all those drivers are obviously still in front of us and a key focus for the team, and we expect to see another step improvement in margin performance as we go into ‘27.

Timothy Kraus^ Yes. I would agree, right? We should be higher, obviously than where we’re at today at the 10.6%.

Operator^ Your next question is from the line of James Mulholland with Deutsche Bank.

James Mulholland^ On the buyback, it’s nice to see another $100 million guidance for fourth quarter.

So rough math, that gets you to about $1.1 billion of the $2 billion outlined through 2030.

I was wondering if you could give us some sense of perhaps what work, I guess has to be done to ensure that you can stay tax-free RMT structure and also then restart the repurchase? Like what do you have to see to do that? And I guess if you can’t feasibly do it, could you remind us, are there other options for shareholder returns?

You can do special and regular dividends? And I guess would you look to be lever first? Or can you do both of those concurrently?

Timothy Kraus^ Yes.

So in terms of the buyback post sale, so we’re working with Eaton to get a plan that would allow us to do that.

So we continue to work. They’re constructive discussions.

But at the end of the day the decision is really they need to be comfortable with it.

So I think we’ll continue to update the — all of you and the market in general as to where we stand with those discussions, but they continue to be ongoing.

In terms of post transaction, the — we can do — we’ll maintain our — obviously our regular dividend.

We can do special dividends. And then to the extent we aren’t able to restart those buybacks for those 24 months, we would use the cash to then delever.

If you go back, we said, look, we would — given the differential with the Eaton Mobility cash flows, we do believe — regardless of when we can do the buybacks, we will complete those buybacks in 2029, and we would plan to then be able to do — restart and do a substantial amount to finish off the $2 billion in 2029, if we weren’t able to restart after closing.

James Mulholland^ Great. That’s helpful. And I guess as a quick follow-up.

As we think about the Eaton synergies, could you give us some sense of the breakdown of what that anticipated $250 million looks like? Now you have the $75 million next year.

So is that going to be mostly duplicate SG&A functions, the lower-hanging fruit and then maybe I don’t know 50% of the remaining is manufacturing and purchasing and then the rest is engineering? Or is there a better way to think about it?

Byron Foster^ No. I think that’s a good way to think about it, right? So there’s going to be some, let’s say early opportunities, lower-hanging fruit, call it.

So think about duplicative corporate structure that just won’t come over, our ability to do integration on the IT side. Purchasing is a big lever for us.

So some opportunities there in the near term.

And then some of the things that take a bit longer, think about manufacturing footprint consolidations, consolidation of engineering sites, et cetera.

So we see a significant step in ‘27. — again we’re targeting roughly $75 million and then in ‘28, kind of getting at the rest of the opportunity.

Timothy Kraus^ Yes.

If you go back, I think we laid this out last quarter in the deck, and you can see kind of — we didn’t find numbers, but you kind of have the Harvey balls. You can see the major buckets and then kind of how we’re thinking about ‘27 versus ‘28 expected timing.

Operator^ Your next question is from the line of Joe Spak with UBS.

Joseph Spak^ Just a couple for me and maybe a follow-up going back to the — I understand the work that needs to be done to sort of get comfortable for the repurchase. Like just from a procedural and timing perspective, is this — are we sort of likely to hear about this go, no-go decision with the close? Or is this something you think that can happen in advance of closing the transaction?

Timothy Kraus^ I mean obviously we continue to work with them.

So timing is fluid.

But — so I mean it could be at any time really as we kind of work through it with them.

Joseph Spak^ Okay.

Second question, the — like when I look at the implied fourth quarter, just for the full year guidance and the change in what you did versus prior and obviously what you’ve done year-to-date, it looks like you’re still expecting about $15 million of volume mix to sales in the fourth quarter, but then nothing to EBITDA.

Is there something going on in the fourth quarter that’s sort of driving that? Or why would that be?

Timothy Kraus^ Yes.

I mean I think there’s a number of different things.

Obviously the fourth quarter has got a different production schedule as well as how we’re thinking about what cost pressures we’re going to have and how we’re thinking about the timing on some of that those recoveries. — there’s nothing specific, I think in the quarter other than how we’re seeing the plant floor efficiency savings coming through, the last bit of our $325 million coming through and then just where we see the mix and then the conversion on that mix.

Joseph Spak^ Okay. And then last one, maybe just housekeeping.

But last quarter, you mentioned there was like a $20 million labor charge.

I’m assuming you’re netting that against the performance bucket in your.

Timothy Kraus^ Yes, correct.

It’s in performance. That’s where it is.

Joseph Spak^ And did that actually happen in the third quarter?

Timothy Kraus^ Yes.

It did.

It was about $20 million.

Operator^ Your next question is from the line of James Picariello with BNP.

James Picariello^ Just following up on the union contract.

With the new contract in place, is there any sizing of additional run rate labor inflation that you’ll now be incurring?

Timothy Kraus^ Yes.

I mean we will have higher labor rates in the plants.

Now in reality, what most of that is, is really getting our plants competitive in many of the jurisdictions. And currently, that’s built into how we’re looking out and what we’re seeing for ‘27.

So we anticipated needing to do that.

We knew we needed to do it from — just from a market competitiveness perspective. and we have plans to be able to offset that — those inflationary pressures that come along with...

James Picariello^ Got it. And then just my quick follow-on. Dana’s aftermarket sales as of last year stood at $900 million.

I believe the guide for this year was for this revenue to trend flat. Just curious what’s the trend there?

How are things — is the aftermarket revenue trending thus far this year?

Timothy Kraus^ Yes.

So it’s up.

It’s a bit of a mix.

So North America has been very, very strong.

We talked about a couple of wins with some of the big box retailers which is really new opportunities that are driving it.

We have seen more headwinds than we would have — we were planning for largely in Europe, Middle East and Asia, largely in the Middle East due to the issues around the Strait of Hormuz and some of the other conflicts there.

It’s just tougher to see people buying those parts.

So it is a bit of a mixed bag, but generally up for the year.

Operator^ Your final question is from the line of Dan Levy with Barclays.

Dan Levy^ Maybe we could just go back to the question about the commodities because it looks like within your bridge this year, that’s what’s sort of holding back the EBITDA from being a touch higher, see the performance number is down. And I know you’re talking about sort of general inflation, energy freight.

So maybe you could just talk about if we could disaggregate this year what the growth numbers are on that inflation, what you’re assuming on recoveries? And then just based on calendarization where we are today if we just run this forward into 2027, what that gross inflation is, what you’ll need to offset? And maybe just as a tack on to that, when Eaton comes in, how that commodity or BOM exposure shifts, if at all?

And is it indexed versus commercial recoveries? Maybe you could just talk about those pieces.

I know a few different questions there.

Timothy Kraus^ Yes.

So I’ll take the last one first.

So they largely have like very similar contracts to us relative to both light vehicle and commercial vehicles.

So we don’t see any substantial change or difference in terms of how they go about getting commodity recoveries versus what we have. They have generally a lot of the same customers as we do.

And so they’re largely the same.

So that we don’t anticipate working all that differently.

I think if you think through the inflationary pressure.

So we always have to overcome through purchasing savings, operational efficiency, cost takeout, VAVE, those are sort of part of just the normal operating procedures for anybody that’s in the mobility space in order to offset inflation because we don’t have recovery mechanisms or contractual recovery mechanisms with our customers.

Now we’re seeing pretty quick in movements in things like energy and freight.

And so those were going in and having conversations about, hey, like there’s just no way to recover this at this point given where we’re at in the cycle.

But in terms of the size of the inflationary number, it’s a 9-digit number.

It’s a big number that we’re — we continue to have to deal with and overcome.

Now next year, we’re still developing the plan, but I think our view is that the world is not getting any easier to operate in.

But again this is how we run the business.

This is what we do every day. And we know what we have to get done, and we’re going to go after that and be able to offset that and continue to grow the margins in the business.

Dan Levy^ And I know you said it’s VA/VE versus — just going back to your customers, like the rough split on how you offset that at this point, you said VAV sounds like it’s a little more tapped out or...

Timothy Kraus^ Yes.

I mean I think a big chunk is just operational conversion cost improvement in the plant, right? That’s a very large portion of it.

Same thing with purchasing.

I don’t want to get into the specific.

Byron Foster^ That’s why the — if you go back to our Dana 2030 plan, levers like automation are so critical and why we’re accelerating our efforts there and our investments to — we constantly have to create new ways, new opportunities to get cost out of the business to deal with the inflationary pressures that Tim mentioned as well as drive performance in the overall company.

Timothy Kraus^ Yes. And don’t forget, our customers also are expecting — we have contractual price downs that we also have to address with the customer.

So that’s part of the headwinds that we have on a just a daily basis within the business.

Dan Levy^ Right.

Okay.

As a follow-up, this disclosure here on revenue synergies, I think this is some new commentary, although I’m sure this is always somewhat part of the plan.

So maybe you can help us unpack within these, what is lower-hanging fruit versus what’s more difficult and the potential timing here? I know on one hand, it looks like there’s sort of this aftermarket leveraging your distribution capabilities versus on the other side, the OE piece where maybe it’s just having a more expansive offering and playing for customers looking for more bundled products from you.

So maybe you could just talk about low-hanging versus tougher and timing.

Byron Foster^ Yes.

So I guess I would start with think about one of the strategies we have to drive growth in our CV business is to expand our field sales force team to be out in front of the fleet, in front of the dealers, pitching the Dana value proposition.

Well building that field sales force and that team takes time.

With Eaton, that capacity, if you will, is in place.

So we’re able to kind of accelerate that growth opportunity.

You mentioned aftermarket as an example.

So our team has just done a fantastic job of creating new positions for Dana with the big box retailers as an example.

So now that team that’s calling on the AutoZones of the world, the Advance Autos, the NAPA now has an expanded product portfolio that they can bring to those customers and continue to create new value opportunities for our customers.

So we — everywhere — and then light vehicle, I guess would be maybe my last example where we’re in kind of at the top of the house relative to the powertrain engineering and purchasing teams working on the Dana side, we now can kind of bring that same kind of access and visibility to the Eaton team and bring, again an expanded product portfolio and create new value propositions for the customer.

So the more we kind of — the closer we get to the business and to the teams there, the revenue synergies are real and quantifiable, and we’re excited about that on top of the cost synergies that we’ve highlighted in previous calls.

Craig Barber^ Thank you.

Byron Foster^ Okay.

Well look, thank you guys for all the questions and your continued interest in Dana.

I just want to close by thanking our customers for their continued trust and confidence that they place in Dana. And I want to thank our global team for continuing to stay focused on our employees and our customers and delivering value to our shareholders. Thanks.

And have a great rest of the day.

Operator^ This concludes today’s call. Thank you for attending.

You may now disconnect.

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Eaton Corporation plc (“Eaton”), Dana Incorporated (“Dana”) and Mobility (USA) Corporation (“SpinCo”), as well as statements regarding Dana’s business, financial condition and results of operations more generally. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “potential,” “continue,” “ongoing,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding Dana’s current expectations, estimates and projections about its industry and business, the expected timing and structure of the proposed transaction and financing of the transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic and synergistic benefits, the tax consequences of the proposed transaction and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Dana’s current expectations and are subject to risks and uncertainties and are not guarantees of future results. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder and/or regulatory approvals; risks related to difficulties, inabilities or delays in integrating the businesses of Dana and SpinCo; the ability to realize the anticipated benefits of the proposed transaction, including estimated combined EBITDA, estimated combined revenue and estimated run-rate cost synergies; potential impact of the proposed transaction on Dana’s stock price; restrictions on the conduct of Dana’s business prior to and after closing and on its ability to pursue alternatives to the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the ability of the combined company to implement its business strategy; the inability of the combined company to retain and hire key personnel; the occurrence of any event that could give rise to termination of the proposed transaction; the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks relating to the ability to obtain financing for the transaction upon acceptable terms or at all; evolving legal, regulatory and tax regimes; changes in general economic and/or industry specific conditions; global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; the risks that the anticipated tax treatment of the proposed transaction is not obtained; the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Eaton; risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers or other counterparties; and other risk factors detailed from time to time in Dana’s reports filed with the Securities and Exchange Commission (the “SEC”), including Dana’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Dana does not undertake, and expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, SpinCo filed with the SEC a registration statement on Form S-1/S-4 (the “Form S-1/S-4”) that constitutes a prospectus with respect to the shares of common stock, par value $0.01 per share, of SpinCo (the “SpinCo shares”) to be issued to Eaton shareholders in the proposed exchange offer (the “prospectus/offer to exchange”). Eaton may also file with the SEC a tender offer statement (the “Schedule TO”) with respect to the offer by Eaton to exchange all SpinCo shares for ordinary shares, par value $0.01 per share, of Eaton that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer (if any). In addition, SpinCo filed with the SEC a registration statement on Form S-4 (the “Form S-4”) that includes a proxy statement of Dana and that also constitutes a prospectus of SpinCo with respect to the SpinCo shares to be issued in the proposed merger (the “proxy statement/prospectus”). Each of Eaton, SpinCo and Dana may also file other relevant documents with the SEC regarding the proposed transaction.

This document is not a substitute for the Form S-1/S-4, Schedule TO, Form S-4, prospectus/offer to exchange, proxy statement/prospectus or any other document that Eaton, SpinCo or Dana may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE SCHEDULE TO; THE PROSPECTUS/OFFER TO EXCHANGE, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EATON, DANA, SPINCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus (if and when available) and other documents containing important information about Eaton, Dana and SpinCo and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Eaton and SpinCo will be available free of charge on Eaton’s website at https://www.eaton.com/us/en-us/company/investor-relations.html. Copies of the documents filed with, or furnished to, the SEC by Dana will be available free of charge on Dana’s website at https://danaincorporated.gcs-web.com/. The information included on, or accessible through, Eaton or Dana’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Eaton, Dana, SpinCo and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Eaton, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Eaton’s proxy statement for its 2026 Annual General Meeting of Shareholders, which was filed with the SEC on March 13, 2026. Information about the directors and executive officers of Dana, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Form S-1/S-4 and the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus carefully if and when available before making any voting or investment decisions. You may obtain free copies of these documents from Eaton or Dana using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in a transaction exempt from the registration requirements of the Securities Act.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EBITDA margin, adjusted net income (loss) attributable to the parent company, diluted adjusted EPS, adjusted free cash flow, adjusted free cash flow margin and adjusted unlevered free cash flow.

Adjusted EBITDA is a non-GAAP financial measure which we have defined as net income (loss) before interest, income taxes, depreciation, amortization, equity grant expense, restructuring expense, expenses related to the acquisition of the Eaton Mobility business, non-service cost components of pension and other postretirement benefit costs and other adjustments not related to our core operations (gain/loss on debt extinguishment, pension settlements, divestitures, impairment, etc.). Adjusted EBITDA is a measure of our ability to maintain and continue to invest in our operations and provide shareholder returns. We use adjusted EBITDA in assessing the effectiveness of our business strategies, evaluating and pricing potential acquisitions and as a factor in making incentive compensation decisions. In addition to its use by management, we also believe adjusted EBITDA is a measure widely used by securities analysts, investors and others to evaluate financial performance of our company relative to other Tier 1 automotive suppliers.

Adjusted net income (loss) attributable to the parent company is a non-GAAP financial measure which we have defined as net income (loss) attributable to the parent company, excluding any discrete income tax items, restructuring charges, expenses related to the acquisition of the Eaton Mobility business, amortization expense and other adjustments not related to our core operations (as used in adjusted EBITDA), net of any associated income tax effects. This measure is considered useful for purposes of providing investors, analysts and other interested parties with an indicator of ongoing financial performance that provides enhanced comparability to net income (loss) attributable to the parent company reported by other companies. Adjusted net income (loss) attributable to the parent company is neither intended to represent nor be an alternative measure to net income (loss) attributable to the parent company reported in accordance with GAAP.

Diluted adjusted EPS is a non-GAAP financial measure which we have defined as adjusted net income (loss) attributable to the parent company divided by adjusted diluted shares. We define adjusted diluted shares as diluted shares as determined in accordance with GAAP based on adjusted net income (loss) attributable to the parent company. This measure is considered useful for purposes of providing investors, analysts and other interested parties with an indicator of ongoing financial performance that provides enhanced comparability to EPS reported by other companies. Diluted adjusted EPS is neither intended to represent nor be an alternative measure to diluted EPS reported in accordance with GAAP.

Adjusted free cash flow is a non-GAAP financial measure which we have defined as net cash provided by (used in) operating activities less purchases of property, plant and equipment plus proceeds from sale of property, plant and equipment plus cash paid for Off-Highway business divestiture related activities and cash paid for Eaton Mobility acquisition related activities. We believe adjusted free cash flow is useful to investors in evaluating the operational cash flow of the company inclusive of the spending required to maintain the operations. Adjusted free cash flow is not intended to represent nor be an alternative to the measure of net cash provided by (used in) operating activities reported in accordance with GAAP. Adjusted unlevered free cash flow is also a non-GAAP financial measure, which we have defined as adjusted free cash flow less cash interest, net.

These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Dana’s and Eaton’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. A reconciliation of these Non-GAAP Measures to the most directly comparable financial measures calculated and reported in accordance with U.S. GAAP can be found in Dana’s filings with the SEC and/or the accompanying financial information, except for financial guidance, projections and other forward-looking information since such a reconciliation is not practicable without unreasonable effort as Dana is unable to reasonably forecast certain amounts that are necessary for such reconciliation. For example, we have not provided a reconciliation of our adjusted EBITDA outlook to the most comparable GAAP measures of net income (loss). Providing net income (loss) guidance is potentially misleading and not practical given the difficulty of projecting event-driven transactional and other non-core operating items that are included in net income (loss), including restructuring actions, asset impairments and certain income tax adjustments. The accompanying reconciliations of these non-GAAP measures with the most comparable GAAP measures for the historical periods presented are indicative of the reconciliations that will be prepared upon completion of the periods covered by the non-GAAP guidance.